DECORIZE, INC.
1938 East Phelps
Springfield, Missouri 65802

February 16, 2007

Securities and Exchange Commission     VIA FAX AND EDGAR
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Decorize, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-3 on Form SB-2
Registration Statement (File No. 333-127070)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Decorize, Inc., a Delaware corporation (the “Company”), hereby requests withdrawal of its Post-Effective Amendment No. 1 to Form S-3 on Form SB-2 Registration Statement (File No. 333-127070) (the “Post-Effective Amendment”) filed with the Securities and Exchange Commission on November 22, 2006. The Registrant filed the Post-Effective Amendment in error and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act. Please note that no securities were sold pursuant to the Post-Effective Amendment.

Pursuant to the requirements of Rule 478 of the Securities Act, this application for withdrawal of the Post-Effective Amendment has been signed by the Company this 16th day of February, 2007.

If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact Lance M. Hardenburg of Hallett & Perrin, P.C., the Company’s outside counsel, at (214) 922-4156.

Very truly yours,

DECORIZE, INC.

By:	/s/ Steve Crowder
Steve Crowder
President and Chief Executive Officer